UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30648 / August 12, 2013

In the Matter of

Grosvenor Alternative Funds Master Trust
Grosvenor Alternative Funds
Grosvenor Capital Management, L.P.

900 North Michigan Avenue, Suite 1100
Chicago, IL 60611

(File No. 812-14110)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT, AS WELL AS FROM CERTAIN DISCLOSURE REQUIREMENTS

Grosvenor Alternative Funds Master Trust, Grosvenor Alternative Funds, and Grosvenor Capital
Management, L.P. filed an application on January 8, 2013, and an amendment to the application
on May 10, 2013, requesting an order under section 6(c) of the Investment Company Act of 1940
(the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act.
The order would permit applicants to enter into and materially amend subadvisory agreements
without shareholder approval and would also grant relief from certain disclosure requirements.

On July 15, 2013, a notice of the filing of the application was issued (Investment Company Act
Release No. 30599). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Grosvenor Alternative Funds Master Trust, Grosvenor Alternative Funds, and Grosvenor Capital Management, L.P. (File No. 812-14110) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary